

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2011

Via E-mail
Gary Macleod
Chief Executive Officer
AlphaPoint Technology, Inc.
c/o CorpDirect Agents, Inc.
160 Greentree Drive, Suite 101
Dover, DE 19904

> **Re: AlphaPoint Technology, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 24, 2011**
> **File No. 333-173028**

Dear Mr. Macleod:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1. Please revise the cover page to clarify that this registration statement constitutes the initial public offering of AlphaPoint Technology's common stock and disclose the name of your director and sole officer who will sell the common stock.

2. You state that your shares will be sold at a fixed price by the company and the selling shareholders, but that the selling shareholders may sell at other than the fixed price if and when the shares are quoted on an OTC quotation system. Please revise your statement to clarify that there is no guarantee that the shares will ever be quoted on an OTC quotation system.

Prospectus Summary

3.   Please relocate the introductory paragraph concerning forward-looking statements so that it does not appear in the summary section, which is subject to the plain English requirements of Rule 421(d) of Regulation C.

The Offering, page 1

4.   You state that the price at which the company will offer shares is fixed at $0.10 per share "for the duration of the offering" but you do not discuss here the price at which the selling shareholders will sell their shares. Please revise to clarify, consistent with your cover page disclosure, that the shares will be sold by the company and the selling shareholders at a fixed price of $0.10 per share and if the company's shares are quoted on the OTCBB, the selling shareholders may sell their shares at that time at prevailing market prices or at privately negotiated prices. Ensure that your disclosure is consistent throughout. Further, it appears that you should also include risk factor disclosure addressing the difficulties the issuer will experience in selling its shares in the event the company's shares are quoted on the OTCBB prior to completing of the offering and selling shareholders are able to dispose of their shares at market prices that fall below the fixed price.

5.   Given that the offering is a best efforts, self-underwritten offering, it is not appropriate to present information in the prospectus as though all of the shares of common stock will be sold. In this regard, we note your statements throughout the document that the number of shares outstanding after the offering will be 52,400,000 and that you expect to generate net proceeds of $200,000, even though there is no minimum number of shares that must be sold and no assurance that you will sell all of the shares covered by the prospectus. Please revise your document throughout to indicate a range of possible outcomes with respect to the number of shares to be sold, the number of shares outstanding after the offering and the possible proceeds to be generated thereby.

6.   Revise your discussion of the use of proceeds on page 2 so that it clearly and accurately reflects the possibility that the offering may not be fully subscribed. Consider in this regard disclosing the proceeds to be generated assuming, as you do elsewhere in the document, that 25%, 50%, 75% and 100% of the shares are sold, less the expenses of the offering, as well as revising your discussion as appropriate regarding how the proceeds are to be used.

The Offering, page 12

7.   We note the statement that reads: "Following effectiveness of this Registration Statement, if our common stock becomes quoted or traded on the OTC Bulletin Board the price per share of the shares available for purchase through the offering will remain $0.10 for the duration of the offering." Please clarify that the offering price for the company

will remain at $0.10 for the duration, but that this price restriction does not apply to the selling shareholders if and when the common stock is quoted on the OTCBB.

The Selling Security Holders, page 12

8.   Please expand your discussion of how the shareholders acquired their shares to include a materially complete description of the transactions by which they received their shares. For example, include a description of the agreements or contracts that controlled the transactions. The consideration each selling shareholder provided for the shares, relevant dates and whether the shares were received in more than one transaction should be disclosed in the context of this discussion. Disclosure of this information is consistent with the requirement that you disclose material relationships between the selling shareholders and the issuer. Refer to Item 507 of Regulation S-K.

Description of Securities

Non-Cumulative Voting, page 14

9.   You state that after "this offering is completed, present stockholders will own approximately 96.2 % of our outstanding shares." Consistent with our comments above, it is not appropriate in a best efforts offering to assume that the offering will be fully subscribed. Please revise as appropriate.

Business Description

Overview, page 15

General

10.   Expand your disclosure in the summary and in this section to provide enhanced disclosure of the status of your development. See Item 101(h)(4)(iii) of Regulation S-K. Provide a detailed description of the actions and timing of your planned operations over the next 12 months and how you would use the $3,000,000 you anticipate you will need to carry out your business plan. While we note your table on page 32, you should provide more detailed information about your marketing, advertising, research and development and hiring plans.

AlphaPoint Technology Partnerships

Technology Partners, page 17

11.   The nature and extent of your relationships with these "industry technology leaders" is unclear. Please expand your discussion here, and elsewhere in the prospectus as appropriate, to discuss, among other things, the material terms of your arrangements with

these entities, whether you have any agreements in place, and the revenues generated from your "partnerships," if any.

Size of Market, page 20

12.   We note that you cite projected growth numbers for 2009. Please tell us what consideration you gave to updating these projections or removing them altogether in the event you are unable to determine the current market. Further, please provide us with copies of the relevant portion of the reports you cite and tell us whether the projections for 2009 by Forrester Wave were accurate and whether an updated report for 2010 and/or 2011 was produced. In addition, please remove references to third-party websites from your document.

Management, page 20

13.   Please revise your filing to include the five-year business experience for each officer and director, including the dates of employment for each position held during that period. Refer to Item 401(e) of Regulation S-K.

14.   It appears that you have included an unedited resume for Kimberly March Crew. Please revise to include a brief description of her background that is consistent with the requirements of Item 401(e). In addition, please remove from the document the descriptions of the businesses that make up the Lighthouse Conglomerate and the related third-party websites, which appear to be unrelated to your filing.

15.   Please revise the organization chart on page 24 so that it is clear from the chart that none of the persons listed, other than Gary Macleod, is an officer or employee of the company and identify the persons serving as consultants to the company. Disclose the number of hours per week, on average, all persons listed in the organization chart other than Mr. Macleod devote to the company. In addition, please disclose the source of the chart on page 26 and provide us with a copy of the source material.

Research and Development, page 27

16.   We note your statement about aggregate R&D costs since inception. However, revise to estimate the amount spent during each of the last two fiscal years on research and development activities, and if applicable, the extent to which the cost of such activities is borne directly by customers. See Item 101(h)(1)(x) of Regulation S-K.

Description of Property, page 28

17.   It appears that your lease should be filed as an exhibit. Please advise or file the lease. See Item 601(b)(10)(ii)(D) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 30

18.   Please revise to disclose the number of months your current cash resources will permit you to conduct operations. Also, revise to disclose the estimated amount of funds that you will need in order to continue your operations for the next twelve months and provide risk factor disclosure that specifically addresses your current liquidity position.

Projected 5 Year Financial Projection Information, page 33

19.   We note that you have provided projected income statements, balance sheets and cash flow statements for a period of five years. Inclusion of such projections requires that you have a reasonable basis for assessing future performance. Given that you were formed in 2008, sold your first products in 2010 and your auditors have issued a going concern opinion on your December 31, 2010 financial statements, please tell us how you determined that presentation of projections beyond the next twelve months is appropriate. In this regard, it would not appear that you have a history of operations or experience sufficient to meet the "reasonable basis" requirement. Please tell us if there is another reasonable basis on which you have projected these amounts. If no such basis exists, please remove these presentations from your filing.

Certain Relationships and Related Transactions, page 41

20.   Revise to include all the information required by Item 404(d) of Regulation S-K including the names of the individuals that provided the advances, the amounts advanced by each since inception to date, and the terms under which such advances were made. Please also provide the disclosure required by paragraph (c) of Item 404, which is also applicable to you pursuant to Item 404(d)(2) of Regulation S-K.

Notes to the Financial Statements

Note 1. Nature of Operations and Significant Accounting Policies

Accounts Receivable, Credit, page F-8

21.   We note your disclosure on page 29 that "in 2010, [y]our initial year of product sales" your billings were $116,301. We also note from your balance sheet that accounts receivable totaled $54,705 as of December 31, 2010. Please expand your disclosures within this section and within the Liquidity and Capital Resources section and revenue recognition disclosures as appropriate to include a discussion of your standard payment terms and how they impact your liquidity. Your response should also include an analysis of how your payment terms and rate of collections impact your revenue recognition.

Revenue recognition, page F-9

22.   We note that you recognize revenue by allocating revenue in multiple element
        arrangements based on the "sales price" of the software or maintenance contract. Please
        tell us how you determined that your revenue recognition policies are consistent with
        ASC 985-605-25-6. In this regard, please clarify how your allocations comply with the
        requirement that revenue allocation in multiple element arrangements is to be based on
        vendor-specific objective evidence of fair value (VSOE), regardless of any separate
        prices stated in the contract for each element. As part of your response, please tell us the
        following:

        •   The dates of your first sales of software and maintenance.

        •   Whether software is ever sold without maintenance.

        •   The length of the maintenance agreement terms and whether you have had any
            renewals of your agreements to date.

Recent Sales of Unregistered Securities, page II-1

23.   Amend your filing to include all the information required to be disclosed pursuant to Item
        701(d) of Regulation S-K. Where you have limited your discussion to the statement that
        you relied on Section 4(2), you should state briefly the facts relied upon, including
        whether the purchasers were accredited or sophisticated and, if the latter, the information
        afforded to them. In addition, with respect to the January 31, 2011 transaction, please
        disclose the number of new investors to whom the shares were sold.

Exhibits, page II-2

24.   We note that the opinion provided opines solely on the shares registered in the primary
        offering. Please also provide an opinion of counsel as to the legality of the shares being
        offered by the selling shareholders.

Undertakings, Page II-2

25.   It appears that you omitted the undertaking required by Item 512(a)(5)(i) or (ii) as well as
        Item 512(h) of Regulation S-K. Please revise or advise.

Signatures

26.   Your registration statement must be signed by at least a majority of your directors.
        Please revise accordingly. Refer to Instruction 1 to the Signatures section of Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have questions or comments on the financial statements and related matters, please contact Tamara J. Tangen, Staff Accountant, at (202) 551-3443. Please contact Michael F. Johnson, Staff Attorney, at (202) 551-3477 or, in his absence, the undersigned at 202-551-3457 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: <u>Via Facsimile: (941) 531-4935</u>
            Diane J. Harrison
            Harrison Law P.A.